Exhibit 99.50

Akumin Announces Change of Auditor

December 2, 2019 – Plantation, FL – Akumin Inc. (TSX: AKU.U; AKU) (“Akumin” or the “Corporation”) announced that it has changed its auditors to Ernst & Young LLP. At the request of the Corporation, PricewaterhouseCoopers LLP, the former auditors, resigned effective November 29, 2019 and the board of directors appointed Ernst & Young LLP as the Corporation’s auditor effective December 2, 2019 until the next annual general meeting of the Corporation. The change of auditor was made in connection with the Corporation’s intention to commence reporting its financial statements in U.S. GAAP instead of IFRS during the 2020 fiscal year, as discussed at its annual general meeting of shareholders held June 21, 2019. Prior to the appointment of Ernst & Young as the successor auditors, the board of directors approved the addition of U.S. head office for the Corporation in Plantation, Florida. Toronto, Ontario would remain the Canadian head office.

“We would like to thank PricewaterhouseCoopers LLP for their audit expertise and guidance these past several years and we are pleased to announce that Ernst & Young LLP will act as our auditors going forward. We expect to continue to use PricewaterhouseCoopers for non-audit services,” said Riadh Zine, President and Chief Executive Officer of Akumin.

There were no reservations in PricewaterhouseCoopers LLP’s audit reports for the period commencing at the beginning of Akumin’s two most recent financial years and ending at the date of PricewaterhouseCoopers’ resignation. There are no “reportable events,” as that term is defined in National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”), between Akumin and PricewaterhouseCoopers.

In accordance with NI 51-102, the notice of change of auditor, together with the required letters from the former auditor and the successor auditor, have been reviewed by the board of directors of the Company and filed on SEDAR.

About Akumin

Akumin is a leading provider of freestanding, fixed-site outpatient diagnostic imaging services in the United States with a network of owned and/or operated imaging centers located in Florida, Texas, Pennsylvania, Delaware, Illinois, Kansas and Georgia. By combining our clinical expertise with the latest advances in technology and information systems, our centers provide physicians with imaging capabilities to facilitate the diagnosis and treatment of diseases and disorders and may reduce unnecessary invasive procedures, minimizing the cost and amount of care for patients. Our imaging procedures include MRI, CT, positron emission tomography (PET), ultrasound, diagnostic radiology (X-ray), mammography, and other interventional procedures.

Forward-Looking Information

Certain information in this press release constitutes forward-looking information. In some cases, but not necessarily in all cases, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “is positioned”, “estimates”, “intends”, “assumes”, “anticipates” or “does not anticipate” or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might”, “will” or “will be taken”, “occur” or “be achieved”. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events.

Forward-looking information is necessarily based on a number of opinions, assumptions and estimates that, while considered reasonable by Akumin as of the date of this press release, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to the factors described in greater detail in the “Risk Factors” section of our Annual Information Form available at www.sedar.com. These factors are not intended to represent a complete list of the factors that could affect Akumin; however, these factors should be considered carefully. There can be no assurance that such estimates and assumptions will prove to be correct. The forward-looking statements contained in this press release are made as of the date of this press release, and Akumin expressly disclaims any obligation to update or alter statements containing any forward-looking information, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law.

For further information:

R. Jeffrey White
Investor Relations
1-866-640-5222

jeffrey.white@akumin.com